

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

Via E-mail
Mr. Kyle Ross
Chief Financial Officer
Signature Group Holdings, Inc.
15301 Ventura Boulevard, Suite 400
Sherman Oaks, CA 91403

  Re: **Signature Group Holdings, Inc.**
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed April 2, 2014
      File No. 001-08007

Dear Mr. Ross:

  We have reviewed your filing and have the following comment.

<u>What constitutes a quorum for the Annual Meeting?, page 2</u>

1. We note your response to prior comment 1. We understand that NYSE rules do not permit discretionary voting by brokers or other nominees on any matters in a contested solicitation, and that this could result in a broker non-vote with respect to any proposal if a beneficial owner does not give instructions to the broker or other nominee with respect to that proposal. Given these factors, please describe in greater detail how you concluded that there will not be any broker non-votes in your contested solicitation. In providing your analysis, please address the circumstance where a beneficial owner provides instructions to the broker or other nominee with respect to one, but not all, proposals. Please note, however, that our inquiry is not limited to the foregoing circumstance.

  Please contact me at (202) 551-3503 if you have any questions.

          Sincerely,

          /s/ David L. Orlic

          David L. Orlic
          Special Counsel
          Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Murray A. Indick, Esq.
        Crowell & Moring LLP